UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Oaktree Strategic Income Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67402D 104

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Management, L.P.

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

William J. Tuttle

Proskauer Rose LLP

1001 Pennsylvania Avenue NW

Suite 600 South

Washington, DC 20004

(202) 416-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67402D 104	13D	Page 2 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,338,566
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,338,566

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,338,566
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.9%
14	Type of Reporting Person PN

CUSIP No. 67402D 104	13D	Page 3 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 7,338,566 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,338,566 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,338,566 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.9%
14	Type of Reporting Person CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 67402D 104	13D	Page 4 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,338,566 (2)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,338,566 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730,566 (3)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.
(2)	Solely in its capacity as the sole stockholder of Oaktree Holdings, Inc.
(3)	Solely in its capacity as the managing member of Oaktree Holdings, LLC or the sole stockholder of Oaktree Holdings, Inc., as applicable.

CUSIP No. 67402D 104	13D	Page 5 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital Group Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF; OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 7,338,566 (1)
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 7,338,566 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,730,566 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 26.2%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the manager of Oaktree Capital Group, LLC.

CUSIP No. 67402D 104	13D	Page 6 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Capital I, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person PN

CUSIP No. 67402D 104	13D	Page 7 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person OCM Holdings I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 67402D 104	13D	Page 8 of 10 Pages

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Oaktree Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 392,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 392,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 392,000 (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.3%
14	Type of Reporting Person OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 67402D 104	13D	Page 9 of 10 Pages

This statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 21, 2017 (the “Original Statement”) by Oaktree Capital Management, L.P. (“Oaktree”) and the other persons named therein, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 12, 2018 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 19, 2018 (“Amendment No. 2” and together with the Original Statement and Amendment No. 1, the “Prior Statements”), is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Prior Statements. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Prior Statements are amended and restated only to the extent to replace the corresponding paragraph in Amendment No. 2 and Amendment No. 1, respectively, as follows:

As a result of the Voting Agreement described in Item 6 of the Original Statement and Item 3 of Amendment No. 1 among Oaktree and the Tannenbaum Stockholders, Oaktree may be deemed to be beneficially own 7,338,566, or approximately 24.9%, of the issued and outstanding shares of Common Stock, which shares of Common Stock are held by the Tannenbaum Stockholders (the “Tannenbaum Shares”).

To the actual knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock, other than Bruce A. Karsh, who beneficially owns 25,000 shares of Common Stock that are held jointly with a member of Mr. Karsh’s family, and John B. Frank, who beneficially owns 57,376 shares of Common Stock (of which (i) 11,876 shares are held directly by Mr. Frank and (ii) 45,500 shares are held by a member of Mr. Frank’s family and he may be deemed to have voting and/or investment power with respect to, but he has no pecuniary interest in, such shares); provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Common Stock reported herein, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement, other than Messrs. Karsh and Frank for their respective directly owned shares of Common Stock.

CUSIP No. 67402D 104	13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 28, 2019

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE CAPITAL I, L.P.

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OCM HOLDINGS I, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Philip McDermott
Name: Philip McDermott
Title: Senior Vice President